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                            July 30, 2020

       Francis M. Fetsko
       Executive Vice President, COO and CFO
       Tompkins Financial Corporation
       P.O. Box 460
       Ithaca, New York 14851

                                                        Re: Tompkins Financial
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed on July 24,
2020
                                                            File No. 333-240069

       Dear Mr. Fetsko:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Eric
Envall at (202) 551-3234 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Finance